Exhibit 99.1

c/o Conyers Trust Company (Cayman) Limited SIX, Cricket Square, P.O. Box 2681 Grand Cayman KY1 1111 Cayman Islands www.ir.thezetanetwork.com

Zeta Network Group
(the “Company”)

Notice of Extraordinary General Meeting of the Company

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company (the “Meeting”) will be held on the 22nd day of January, 2026, at 9:00 am at 3A, 3rd Floor, Huihuang Times Building, Haidian District, Beijing, China (8:00 pm Eastern time on January 21, 2026) for the purposes of considering and, if thought fit, passing and approving the following shareholders’ resolutions:

Resolutions:

Resolution 1:

RESOLVED AS AN ORDINARY RESOLUTION, that the reverse share split and share consolidation of the Company’s authorised and issued share capital, at a ratio of up to one-for-one hundred, but in any case at a ratio of not less than one-for-five (the “Approved Consolidation Ratio”), at a date to be determined by the Board, with the exact ratios to be set at a whole number within this range, as determined by the Board in its sole discretion, such that the number of authorised and issued Class A Ordinary Shares and Class B Ordinary Shares is decreased by the Approved Consolidation Ratio, with the par value per Class A Ordinary Share and Class B Ordinary Share increased by the Approved Consolidation Ratio, and the authorised share capital of the Company shall be altered (assuming an Approved Consolidation Ratio of 1:100) from USD$32,000,000 divided into 11,200,000,000 Class A Ordinary shares with a nominal or par value of USD$0.0025 each and 1,600,000,000 Class B Ordinary shares with a nominal or par value of USD$0.0025 each to US$32,000,000.00 divided into as low as 112,000,000 Class A Ordinary Shares of a nominal or par value of USD$0.25 each and 16,000,000 Class B Ordinary Shares of a nominal or par value of USD$0.25 each, be and is hereby approved in all respects;

Resolution 2:

RESOLVED AS AN ORDINARY RESOLUTION, that, subject to the approval and implementation of the Reverse Share Split and Share Consolidation, the share sub-division of the Company’s authorised and issued share capital, at a ratio to be determined by the Board following their determination of the Approved Consolidation Ratio (the “Approved Sub-Division Ratio”), at a date to be determined by the Board, such that the number of authorised and issued Class A Ordinary Shares and Class B Ordinary Shares is increased by the Approved Sub-Division Ratio, with the par value per Class A Ordinary Share and Class B Ordinary Share decreased by the Approved Sub-Division Ratio, and the authorised share capital of the Company shall be altered (assuming an Approved Consolidation Ratio of 1:100) from US$32,000,000 divided into 112,000,000 Class A Ordinary Shares of a nominal or par value of USD$0.25 each and 16,000,000 Class B Ordinary Shares of a nominal or par value of USD$0.25 each to US$32,000,000 divided into 700,000,000 Class A Ordinary Shares of a nominal or par value of USD$0.04 each and 100,000,000 Class B Ordinary Shares of a nominal or par value of USD$0.04 each, be and is hereby approved in all respects;

Resolution 3:

RESOLVED AS A SPECIAL RESOLUTION, that, subject to the approval and implementation of the Reverse Share Split and Share Consolidation, the Eighth Amended and Restated Memorandum and Articles of Association of the Company, a copy of which is attached hereto as Exhibit 99.2 , subject to adjustment solely in respect of the final Approved Consolidation Ratio, be adopted in substitution for, and to the exclusion of, the existing Seventh Amended and Restated Memorandum and Articles of Association of the Company to reflect the alteration of the authorised share capital of the Company as a result of the Reverse Share Split and Share Consolidation, be and is hereby approved in all respects;

Resolution 4:

RESOLVED AS A SPECIAL RESOLUTION, that, subject to the approval and implementation of the Reverse Share Split and Share Consolidation and Share Sub Division, the Ninth Amended and Restated Memorandum and Articles of Association of the Company, a copy of which is attached hereto as Exhibit 99.3, subject to adjustment solely in respect of the final Approved Sub Division Ratio, be adopted in substitution for, and to the exclusion of, the existing Eighth Amended and Restated Memorandum and Articles of Association of the Company to reflect the alteration of the authorised share capital of the Company as a result of the Reverse Share Split and Share Consolidation and the Share Sub Division, be and is hereby approved in all respects;

Resolution 5:

RESOLVED AS AN ORDINARY RESOLUTION, that the Company’s 2026 Equity Incentive Plan be and is hereby approved in all respects in substantially the form which is attached hereto as Exhibit 99.4 and that 26,695,000 Class A Ordinary Shares be and are hereby reserved for issuance under the 2026 Equity Incentive Plan; and

Resolution 6:

RESOLVED AS AN ORDINARY RESOLUTION, that the adjournment of the Extraordinary General Meeting to a later date or dates (A) to the extent necessary or convenient to ensure that any required supplement or amendment to the notice of meeting is provided to shareholders or (B) in order to solicit additional proxies from shareholders in favour of one or more of the proposals at the Extraordinary General Meeting, be and is hereby approved in all respects.

Whether or not you plan to attend the Meeting, we urge you to vote prior to the Meeting to ensure your vote is counted. You may still attend the Meeting and vote at the Meeting even if you have already voted by proxy. To vote prior to the Meeting, you may complete and returning a proxy card as described below.

To vote by completing and returning a proxy card, complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then send copies of it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) by email to penny.pei@thezetanetwork.com or in hard copy to #3A, 3rd Floor, Huihuang Times Building, Haidian District, Beijing, China. Proxies must be received no later than 5:00 p.m., Eastern Time, on January 20, 2026, in order to be valid.

By order of the Board

/s/ Samantha Huang
Samantha Huang
Chief Executive Officer and Director
12 January 2026

Notes: IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND AND VOTE AT THE EGM OR SEND IN A SPECIFIC PROXY.

(i) Any shareholder entitled to attend and vote at the Meeting is entitled to appoint one proxy to attend and vote in his stead. A proxy need not be a shareholder of the Company. A form of proxy has been included with this Notice.

(ii) Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the Meeting unless revoked prior to the Meeting or the shareholder attends and votes at the Meeting or executes a specific proxy.

(iii) To be valid, a proxy form must be duly completed, signed and lodged, together with any power of attorney or other authority (if any) under which it is signed, or a notary certified copy thereof, either by email to penny.pei@thezetanetwork.com or in hard copy to Zeta Network Group, at #3A, 3rd Floor, Huihuang Times Building, Haidian District, Beijing, China not less than 48 hours before the date appointed for holding the Meeting or adjourned Meeting.

(iv) If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether virtually or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.

(v) A shareholder holding more than one share entitled to attend and vote at the Meeting need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

(vi) The quorum for the Meeting is two or more shareholders of the Company present at the Meeting.

For more information on the Meeting and the relevant documentation, please visit Company’s website at www.ir.thezetanetwork.com.

Form of Proxy

Zeta Network Group

I/We, ________________ of ______________ a Member/Members of the above named Company hereby appoint ________________ of _________________ or whom failing __________________ of ____________________________ to vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company (or adjourned such meeting, as the case may be) to be held on the 22nd day of January 2026 at 9:00 am local time (8:00 pm Eastern time on January 21, 2026) and at every adjournment thereof.

Unless otherwise instructed with respect to any particular resolution(s) the proxy will vote or abstain as he/she thinks fit.

(Indicate your vote “for”, “against” or “abstain” with a “✓” in the appropriate boxes.)

No.	Resolution	For	Against	Abstain
1	Resolution 1
2	Resolution 2
3	Resolution 3
4	Resolution 4
5	Resolution 5
6	Resolution 6

AS WITNESS my/our hand(s) this            day of

SIGNED by

(Signature(s) of Member(s))

(Witness)

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